

July 9, 2015

Richard Xu
Chief Executive Officer
E-Compass Acquisition Corp.
6F/Tower, 2 West Prosper Centre
No.5, Guanghua Road
Chaoyang District
Beijing, 100020, P.R. China

> **Re:** **E-Compass Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 19, 2015**
> **File No. 0001625042**

Dear Mr. Xu:

We have reviewed your amended registration statement and have the following comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated June 8, 2015.

General

1.   We note the analysis you provided in response to prior comment 1 and the guidance you relied upon. Please tell us how this guidance addresses the concerns raised in our prior comment, namely whether the dependency of the affiliate's total purchase commitment upon the amount of securities purchased by certain investors in this registered offering indicates that there is no "separate public offering" within the meaning of Release No. 33-8828.

2.   We note your response to prior comment 2. Please revise to clarify whether the underwriter's obligation to purchase the securities is contingent upon the condition requiring that $10,000,000 of the units being offered are purchased by investors introduced by you to the underwriter.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller